SEC FILE NUMBER
                                                            0-24548


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

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                                 FORM 12b-25
                         NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
                [X] Form 10-Q  [  ] Form 10-D [  ]  Form N-SAR
                [  ] Form N-CSR

                For Period Ended: July 2, 2006
                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR

                For the Transition Period Ended:
                                                --------------------

        Read Instruction (on back page) Before Preparing Form. Please
                              Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------


PART I -- REGISTRANT INFORMATION

Movie Gallery, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

900 West Main Street
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Address of Principal Executive Office (Street and Number)

Dothan, Alabama  36301
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rule 10-01(d) of Regulation S-X requires that interim financial statements included in Quarterly Reports on Form 10-Q be reviewed by an auditor in accordance with Statement on Auditing Standards No. 100, Interim Financial Information (SAS 100). On August 11, 2006, Ernst & Young LLP, the independent registered public accounting firm of Movie Gallery, Inc. (the Company), informed the Company that it would not be able to complete its review of the Company's unaudited consolidated financial statements in accordance with SAS 100 (the Review) on August 11, 2006, the date the Company is required to file its Quarterly Report on Form 10-Q. This delay could not be eliminated by the Company without unreasonable effort or expense.

The Company expects to file its Quarterly Report on Form 10-Q as soon as Ernst & Young LLP has completed the Review and, in any event, no later than August 16, 2006.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Thomas D. Johnson, Jr.         (334)                  677-2108
    ----------------------      -----------          -----------------
           (Name)               (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s). [ X ] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twenty-six weeks ended July 2, 2006, the Company expects to report total revenue of $1.3 billion, gross profit of $795.9 million, operating income of $81.8 million and net income of $25.5 million, or $0.80 per diluted share. This is compared to revenue for the twenty-six weeks ended July 3, 2005 of $637.1 million, gross profit of $457.8 million, operating income of $32.6 million and net income of $6.2 million, or $0.19 per diluted share. For the thirteen weeks July 2, 2006, the Company expects to report total revenue of $601.3 million, gross profit of $369.0 million, operating income of $14.2 million and a net loss of $14.9 million, or $0.47 per diluted share. This is compared to revenue for the thirteen weeks ended July 3, 2005 of $504.7 million, gross profit of $302.5 million, operating income of $2.0 million and a net loss of $12.2 million, or $0.39 per diluted share.



                          Movie Gallery, Inc.
              -------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 11, 2006		 By: /S/ Thomas D. Johnson, Jr.
                                 -----------------------------------
                                 Thomas D. Johnson, Jr.
                                 Senior Vice President, Corporate
                                 Finance and Business Development,
                                 Interim Chief Financial Officer